UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

For the month of                          March                          , 2009.
                 --------------------------------------------------------

                               Group Simec, Inc.
--------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    |X|             Form 40-F    |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

         Yes          |_|             No           |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

         Yes          |_|             No           |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes          |_|             No           |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 GRUPO SIMEC, S.A.B. de C.V.
                                                 ---------------------------
                                                     (Registrant)


Date: March 3, 2009.                     By:   /s/ Luis Garcia Limon
                                               ---------------------------------
                                               Name: Luis Garcia Limon
                                               Title: Chief Executive Officer

[GRAPHIC OMITTED]
SIMEC Logo
[GRAPHIC OMITTED]


PRESS RELEASE                        Contact: Sergio Vigil Gonzalez
                                              Jose Flores Flores
                                              Grupo Simec, S.A.B. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 55 1165 1025
                                              52 33 3770 6734

GRUPO SIMEC ANNOUNCES PRELIMINARY (UNAUDITED) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

GUADALAJARA, MEXICO, February 27, 2009- Grupo Simec, S.A.B. de C.V. (AMEX:SIM) ("Simec") announced today its preliminary (unaudited) results of operations for the year ended December 31, 2008.

Acquisition of Corporacion Aceros DM, S.A. de C.V.


On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San; as of December 31, 2008, Simec registered the adjustment of the intangible assets and we are in the process to determining the adjustment of the fixed assets.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007


Net Sales

Net sales increased 46% to Ps. 35,187 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,666 million) compared to Ps. 24,106 million in 2007. Shipments of finished steel products increased 9% to 2 million 924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons) compared to 2 million 693 thousand tons in 2007. Total sales outside of Mexico in 2008 increased 44% to Ps. 24,472 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 98 million) compared with Ps. 17,031 million in 2007, while total Mexican sales increased 51% from Ps. 7,075 million in 2007 to Ps. 10,715 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,496 million). The increase in sales can be explained due to higher shipments during 2008, compared with 2007 (231,000 tons increase) and 34% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 44% from Ps. 20,499 million in 2007 to Ps. 29,585 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,340 million). Direct cost of sales as a percentage of net sales represented 84% in 2008 compared to 85% in 2007. The increase in the direct cost of sales is attributable mainly to an increase of 33% in the average cost of raw materials used to produce steel products in 2008 versus 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 9% increase in shipments.

Gross Profit

Gross profit in 2008 was Ps. 5,602 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 1,326 million) compared to Ps. 3,607 million in 2007. Gross profit as a percentage of net sales in 2008 was 16% compared to 15% in 2007. This increase in gross profit was principally due to an increase of 9% in sales volume.

Operating Expenses

Operating expenses increased 69% to Ps. 2,407 million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 605 million and the amortization of the intangible assets of Ps. 241 million registered by the acquisition of Grupo San) compared to Ps. 1,423 million in 2007 and represented 7% of net sales in 2008 and 6% of net sales in 2007.

Operating Profit

Operating profit increased 46% to Ps. 3,195 million in 2008 (including the operating profit from the newly acquired plants of Grupo San of Ps. 721 million) compared to Ps. 2,184 million in 2007. Operating profit as a percentage of net sales was 9% in 2008 compared to 9% in 2007. The increase in the operating profit was due principally to an increase of 9% in sales volume and an increase of 34% in the average price of steel products.

Comprehensive Financial Cost

Comprehensive financial cost in 2008 represented an expense of Ps. 126 million compared with a gain of Ps. 41 million in 2007. Net interest income was Ps. 77 million in 2008 compared with net interest income of Ps. 274 million in 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 203 million in 2008 compared with an exchange loss of Ps. 38 million in 2007, reflecting a 25% increase in the value of the dollar versus the peso as of December 31, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 38 million in 2008 compared to other income net of Ps. 21 million in 2007.

Income Taxes

Income Taxes recorded Ps. 978 million in 2008 (including Ps. 28 million of deferred income taxes) compared to Ps. 621 million in 2007 (including Ps. 509 million of deferred income taxes).

Net Profit

As a result of the foregoing, net profit increased by 31% to Ps. 2,219 million in 2008 from Ps. 1,625 million in 2007.

Liquidity and Capital Resources

As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882). As of December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 from 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2007 was U.S. $363,703).

Net resources provided by operations were Ps. 1,487 million in 2008 versus Ps. 2,384 million of net resources provided by operations in 2007. Net resources provided by financing activities were Ps. 1,173 million in 2008 (which amount includes the capital increase of Ps. 1,169 million in July 2008) versus Ps. 2,292 million of net resources provided by financing activities in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 8,512 million in 2008 (which amount includes Ps. 8,440 million used in the acquisition of Grupo
San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 484 million in 2007.

Comparative Fourth Quarter 2008 vs. Third Quarter 2008


Net Sales

Net sales decreased 28% from Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million) to Ps. 7,620 million for the fourth quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,080 million). Sales in tons of finished steel decreased 29% to 567 thousand tons in the fourth quarter 2008 compared with 795 thousand tons in the third quarter 2008. The total sales outside of Mexico for the fourth quarter 2008 decreased 32% to Ps. 4,983 million compared with Ps. 7,317 million for the third quarter 2008. Total Mexican sales decreased 18% to Ps. 2,637 million in the fourth quarter 2008 from Ps. 3,216 million in the third quarter 2008. Prices of finished products sold in the fourth quarter 2008 increased approximately 1% compared to the third quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 18% from Ps. 8,726 million in the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million) to Ps. 7,116 million for the fourth quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 369 million). With respect to sales, in the fourth quarter 2008, the direct cost of sales represents 93% compared to 83% for the third quarter 2008. The average cost of raw materials used to produce steel products increased 14% in the fourth quarter 2008 versus the third quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2008 decreased 72% to Ps. 504 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 710 million) compared to Ps. 1,807 million in the third quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million). The gross profit as a percentage of net sales for the fourth quarter 2008 was 7% compared with 17% for the third quarter 2008. The decrease in gross profit was principally due to the increases in the price of scrap and certain other raw materials and the decrease in tons shipped.

Operating Expenses

Operating expenses increased 86% to Ps. 1,050 million in the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 403 million and the amortization of Ps. 241 of the intangible assets determined in the acquisition of Grupo San) compared to Ps. 564 million for the third quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 149 million). Operating expenses as a percentage of net sales represented 14% during the fourth quarter 2008 compared to 5% in the third quarter 2008.

Operating Profit

Operating profit was Ps. 1,243 million in the third quarter 2008 (including the operating profit from the newly acquired plants of Grupo San of Ps. 261 million) compared to an operating loss of Ps. 546 million for the fourth quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 307 million). The operating loss as a percentage of net sales in the fourth quarter 2008 was 7% compared to 12% of operating profit in the third quarter 2008. The operating loss was principally due to the decrease in tons shipped and the increases in the price of scrap and certain other raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2008 represented an income of Ps. 108 million compared with Ps. 25 million of income for the third quarter 2008. Net interest expense was Ps. 4 million in the fourth quarter 2008 compared with Ps. 11 million of net interest income in the third quarter 2008. At the same time, we registered an exchange gain of Ps. 112 million in the fourth quarter 2008 compared with an exchange gain of Ps. 36 million in the third quarter 2008.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 98 million in the fourth quarter 2008 compared with other income net of Ps. 49 million for the third quarter 2008.

Income Taxes

Income taxes for the fourth quarter 2008 was an income of Ps. 314 million compared to Ps. 483 million of expense for the third quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 834 million in the third quarter 2008 compared to Ps. 222 million of net loss in the fourth quarter 2008.

Comparative Fourth Quarter 2008 vs. Fourth Quarter 2007


Net Sales

Net sales increased 31% from Ps. 5,824 million for the fourth quarter 2007 compared with Ps. 7,620 million for the same period in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,080 million). Sales in tons of finished steel decreased 16% to 567 thousand tons in the fourth quarter 2008 compared with 675 thousand tons in the same period 2007. The total sales outside of Mexico for the fourth quarter 2008 increased 17% to Ps. 4,983 million compared with Ps. 4,264 million for the same period 2007. Total Mexican sales increased 69% to Ps. 2,637 million in the fourth quarter 2008 from Ps. 1,560 millions in the same period 2007. Prices of finished products sold in the fourth quarter 2008 increased approximately by 56% compared to the fourth quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 31% from Ps. 5,436 million in the fourth quarter 2007 to Ps. 7,116 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 369 million). With respect to sales, in the fourth quarter 2008, the direct cost of sales represents 93% compared to 93% for the same period 2007. The average cost of raw materials used to produce steel products increased 56% in the fourth quarter 2008 versus the fourth quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2008 increased 30% to Ps. 504 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 710 million) compared to Ps. 388 million in the same period 2007. The gross profit as a percentage of net sales for the fourth quarter 2008 was 7% compared with 7% for the same period 2007. The increase in gross profit was principally due to the increase in tons shipped.

Operating Expenses

Operating expenses increased 198% to Ps. 1,050 million in the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 403 million and the amortization of Ps. 241 of the intangible assets determined in the acquisition of Grupo San) compared to Ps. 352 million for the same period 2007. Operating expenses as a percentage of net sales represented 14% during the fourth quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit was Ps. 36 million in the fourth quarter 2007 compared to Ps. 546 million of loss for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 307 million). The operating loss as a percentage of net sales in the fourth quarter 2008 was 7% compared to 1% of operating profit in the same period 2007.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2008 represented a gain of Ps. 108 million compared with an expense of Ps. 168 million for the fourth quarter 2007. Net interest expense was Ps. 4 million in the fourth quarter 2008 compared with Ps. 55 million of net interest income in the fourth quarter 2007. At the same time, we registered an exchange gain of Ps. 112 million in the fourth quarter 2008 compared with an exchange loss of Ps. 36 million in the fourth quarter 2007.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 98 million for the fourth quarter 2008 compared with other expenses net of Ps. 24 million for the same period 2007.

Income Taxes

Income taxes for the fourth quarter 2008 decreased to Ps. 314 million compared to a decrease of Ps. 120 million for the same period 2007.

Net Profit

As a result of the foregoing, net loss was Ps. 222 million in the fourth quarter 2008 compared to Ps. 36 million of net loss in the fourth quarter 2007.

------------------------------------------------------------------------------
                          Twelve months         Twelve months          2008
                        ended December 31,    ended December 31,         vs.
                              2008                   2007               2007
------------------------------------------------------------------------------
        Sales                35,187                 24,106              46%
------------------------------------------------------------------------------
Cost of Sales                29,585                 20,499              44%
------------------------------------------------------------------------------
Gross Profit                  5,602                  3,607              55%
------------------------------------------------------------------------------
Operating Expenses            2,407                  1,423              69%
------------------------------------------------------------------------------
Operating Profit              3,195                  2,184              46%
------------------------------------------------------------------------------
EBITDA                        4,053                  2,733              48%
------------------------------------------------------------------------------
Net Profit                    2,129                  1,625              31%
------------------------------------------------------------------------------
Sales Outside Mexico         24,472                 17,031              44%
------------------------------------------------------------------------------
Sales in Mexico              10,715                  7,075              51%
------------------------------------------------------------------------------
Total Sales (tons)            2,924                  2,693               9%
------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                4Q08 vs.       4Q08 vs.
 (Millions of pesos)            4Q08               3Q08            4Q07           3Q08           4Q07
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Sales                          7,620              10,533          5,824          (28%)            31%
------------------------------------------------------------------------------------------------------------
Cost of Sales                  7,116               8,726          5,436          (18%)            31%
------------------------------------------------------------------------------------------------------------
Gross Profit                    504                1,807           388           (72%)            30%
------------------------------------------------------------------------------------------------------------
Operating Expenses             1,050                564            352            86%            198%
------------------------------------------------------------------------------------------------------------
Operating Profit               (546)               1,243            36           (144%)        (1,617%)
------------------------------------------------------------------------------------------------------------
EBITDA                         (118)               1,407           206           (108%)         (157%)
------------------------------------------------------------------------------------------------------------
Net Profit                     (222)                834            (36)          (127%)          517%
------------------------------------------------------------------------------------------------------------
Sales Outside Mexico           4,983               7,317          4,264          (32%)            17%
------------------------------------------------------------------------------------------------------------
Sales in Mexico                2,637               3,216          1,560          (18%)            69%
------------------------------------------------------------------------------------------------------------
Total Sales (tons)              567                 795            675           (29%)           (16%)
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                      Thousands      Millions    Average      Thousands     Millions     Average
                      of tons        of pesos    price per    of tons       of pesos     price per
                      twelve         twelve      ton twelve   twelve        twelve       ton twelve
                      months         months      months       months        months       months
                      ended          ended       ended        ended         ended        ended
                      December       December    December     December      December     December
Product               31,2008        31, 2008    31, 2008     31,2007       31, 2007     31, 2007
------------------------------------------------------------------------------------------------------
SBQ                   2,034          26,165      12,864       1,946         18,419       9,465
------------------------------------------------------------------------------------------------------
Light Structural      172            1,787       10,391       276           2,162        7,834
------------------------------------------------------------------------------------------------------
Structural            183            1,979       10,815       216           1,752        8,112
------------------------------------------------------------------------------------------------------
Rebar                 467            4,408       9,439        250           1,703        6,810
------------------------------------------------------------------------------------------------------
Others                68             847         0            5             70           0
------------------------------------------------------------------------------------------------------
Total                 2,924          35,187      12,034       2,693         24,106       8,951
------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Product               Thousands    Millions                Thousands   Millions     Average     Thousands   Millions    Average
                         of           of      Average         of          of       price per       of         of        price per
                        tons        pesos     price per       tons       pesos       ton          tons       pesos        ton
                        4Q08        4Q08      ton 4Q08        3Q08       3Q08        3Q08         4Q07       4Q07         4Q07
----------------------------------------------------------------------------------------------------------------------------------
SBQ                      335       5,435       16,224         555        7,858      14,159        497        4,524       9,102
----------------------------------------------------------------------------------------------------------------------------------
Light Structural         30          339       11,302          41          482      11,756         59         457        7,754
----------------------------------------------------------------------------------------------------------------------------------
Structural               33          371       11,243          40          488      12,200         45         357        7,930
----------------------------------------------------------------------------------------------------------------------------------
Rebar                    146       1,210       8,287          127        1,324      10,425         70         456        6,510
----------------------------------------------------------------------------------------------------------------------------------
Others                   23          265         0             32          381        0            4          31           0
----------------------------------------------------------------------------------------------------------------------------------
Total                    567       7,620       13,439         795       10,533      13,249        675        5,824       8,629
----------------------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions, which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 4 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT DECEMBER 31 OF 2008 AND 2007
                          (thousands of Mexican pesos)

----------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                    CURRENT YEAR               PREVIOUS YEAR
   S
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT            %          AMOUNT        %
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s01      TOTAL ASSETS                                                30,525,491        100       22,841,257    100
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s02      CURRENT ASSETS                                              13,299,002         46       14,453,755     63
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s03      CASH AND SHORT-TERM INVESTMENTS                                585,704          2        6,396,155     28
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s04      ACCOUNTS AND NOTES RECEIVABLE (NET)                          3,021,933         10        2,481,189     11
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s05      OTHER ACCOUNTS AND NOTES RECEIVABLE                            566,037          2          574,002      3
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s06      INVENTORIES                                                  8,873,348         29        4,930,404     22
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s07      OTHER CURRENT ASSETS                                           251,980          1           72,005      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s08      LONG-TERM                                                            0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s09      ACCOUNTS AND NOTES RECEIVABLE (NET)                                  0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s10      INVESTMENT IN SHARES OF NON-CONSOLIDATED
                SUBSIDIARIES AND ASSOCIATES                                        0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s11      OTHER INVESTMENTS                                                    0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s12      PROPERTY, PLANT AND EQUIPMENT (NET)                          9,902,255         32        7,900,638     35
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s13      LAND AND BUILDINGS                                           3,446,089         11        2,619,597     11
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s14      MACHINERY AND INDUSTRIAL EQUIPMENT                          12,679,170         42        8,992,073     39
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s15      OTHER EQUIPMENT                                                230,220          1          109,237      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s16      ACCUMULATED DEPRECIATION                                     6,839,936         22        4,016,312     18
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s17      CONSTRUCTION IN PROGRESS                                       386,712          1          196,043      1
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s18      OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)           7,223,329         24          384,346      2
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s19      OTHER ASSETS                                                   100,905          0          102,518      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s20      TOTAL LIABILITIES                                            8,792,480        100        5,589,223    100
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s21      CURRENT LIABILITIES                                          5,441,208         62        2,860,124     51
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s22      SUPPLIERS                                                    3,467,550         39        2,104,235     38
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s23      BANK LOANS                                                           0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s24      STOCK MARKET LOANS                                               4,055          0            3,282      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
    s103      OTHER LOANS WITH COST                                                0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s25      TAXES PAYABLE                                                  375,794          4           72,551      1
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s26      OTHER CURRENT LIABILITIES WITHOUT COST                       1,593,809         18          680,056     12
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s27      LONG-TERM LIABILITIES                                            8,800          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s28      BANK LOANS                                                       8,800          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s29      STOCK MARKET LOANS                                                   0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s30      OTHER LOANS WITH COST                                                0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s31      DEFERRED LIABILITIES                                                 0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s32      OTHER NON-CURRENT LIABILITIES WITHOUT COST                   3,342,472         38        2,729,099     49
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s33      CONSOLIDATED STOCKHOLDERS' EQUITY                           21,733,011        100       17,252,034    100
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s34      MINORITY INTEREST                                            3,151,162         14        2,390,179     14
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s35      MAJORITY INTEREST                                           18,581,849         86       14,861,855     86
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s36      CONTRIBUTED CAPITAL                                          8,350,900         38        7,181,744     42
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     S79      CAPITAL STOCK                                                4,142,696         19        4,030,427     23
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s39      PREMIUM ON ISSUANCE OF SHARES                                4,208,204         19        3,151,317     18
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s40      CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                           0          0                0      0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s41      EARNED CAPITAL                                              10,230,949         47        7,680,111     45
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s42      RETAINED EARNINGS AND CAPITAL RESERVES                      10,690,508         49        8,550,179     50
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s44      OTHER ACCUMULATED COMPREHENSIVE RESULT                        (459,559)        (2)        (870,068)    (5)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s80      SHARES REPURCHASED                                                   0          0                0      0
----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

--------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                    CURRENT YEAR              PREVIOUS YEAR
   S
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                             AMOUNT          %         AMOUNT         %
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s03      CASH AND SHORT-TERM INVESTMENTS                                585,704        100       6,396,155       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s46      CASH                                                           243,642         42         301,766         5
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s47      SHORT-TERM INVESTMENTS                                         342,062         58       6,094,389        95
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s07      OTHER CURRENT ASSETS                                           251,980        100          72,005       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s81      DERIVATIVE FINANCIAL INSTRUMENTS                                     0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s82      DISCONTINUED OPERATIONS                                              0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s83      OTHER                                                          251,980        100          72,005       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s18      OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)            7,223,329        100         384,346       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s48      DEFERRED EXPENSES                                            3,530,631         49         332,737        87
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s49      GOODWILL                                                     3,690,304         51          36,258         9
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s51      OTHER                                                            2,394          0          15,351         4
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s19      OTHER ASSETS                                                   100,905        100         102,518       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s84      INTANGIBLE ASSET FROM LABOR OBLIGATIONS                          3,446          3           5,059         5
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s85      DERIVATIVE FINANCIAL INSTRUMENTS                                     0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s50      DEFERRED TAXES                                                       0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s86      DISCONTINUED OPERATIONS                                              0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s87      OTHER                                                           97,459         97          97,459        95
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s21      CURRENT LIABILITIES                                          5,441,208        100       2,860,124       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s52      FOREIGN CURRENCY LIABILITIES                                 3,830,120         70       2,348,357        82
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s53      MEXICAN PESOS LIABILITIES                                    1,611,088         30         511,767        18
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s26      OTHER CURRENT LIABILITIES WITHOUT COST                       1,593,809        100         680,056       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s88      DERIVATIVE FINANCIAL INSTRUMENTS                               206,181         13               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s89      INTEREST LIABILITIES                                             5,251          0           3,952         1
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s68      PROVISIONS                                                           0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s90      DISCONTINUED OPERATIONS                                              0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s58      OTHER CURRENT LIABILITIES                                    1,382,377         87         676,104        99
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s27      LONG-TERM LIABILITIES                                            8,800        100               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s59      FOREIGN CURRENCY LIABILITIES                                     8,800        100               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s60      MEXICAN PESOS LIABILITIES                                            0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s31      DEFERRED LIABILITIES                                                 0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s65      NEGATIVE GOODWILL                                                    0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s67      OTHER                                                                0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s32      OTHER NON CURRENT LIABILITIES WITHOUT COST                   3,342,472        100       2,729,099       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s66      DEFERRED TAXES                                               3,250,227         97       2,672,480        98
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s91      OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                43,172          1          18,422         1
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s92      DISCONTINUED OPERATIONS                                              0          0               0         0
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s69      OTHER LIABILITIES                                               49,073          1          38,197         1
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s79      CAPITAL STOCK                                                4,142,696        100       4,030,427       100
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s37      CAPITAL STOCK (NOMINAL)                                      2,420,230         58       2,307,961        57
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     s69      RESTATEMENT OF CAPITAL STOCK                                 1,722,466         42       1,722,466        43
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

----------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                       CURRENT YEAR               PREVIOUS YEAR
   S
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                               AMOUNT         %          AMOUNT         %
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s42      RETAINED EARNINGS AND CAPITAL RESERVES                          10,690,508      100        8,550,179      100
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s93      LEGAL RESERVE                                                            0        0                0        0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s43      RESERVE FOR REPURCHASE OF SHARES                                   200,612        2          200,612        2
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s94      OTHER RESERVES                                                           0        0                0        0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s95      RETAINED EARNINGS                                                8,481,722       79        6,820,510       80
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s45      NET INCOME FOR THE YEAR                                          2,008,174       19        1,529,057       18
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s44      OTHER ACCUMULATED COMPREHENSIVE RESULT                           (459,559)      100        (870,068)      100
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s70      ACCUMULATED MONETARY RESULT                                              0        0                0        0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s71      RESULT FROM HOLDING NON-MONETARY ASSETS                                  0        0          132,155     (15)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s96      CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION                659,404    (143)         (31,710)        4
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s97      CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS          (148,450)       32                0        0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s98      CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                       (970,513)      211        (970,513)      112
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
     s99      LABOR OBLIGATION ADJUSTMENT                                              0        0                0        0
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
    s100      OTHER                                                                    0        0                0        0
----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   S
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S72    WORKING CAPITAL                                                        7,857,794                  11,593,631
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S73    PENSIONS FUND AND SENIORITY PREMIUMS                                           0                           0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S74    EXECUTIVES (*)                                                                60                          51
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S75    EMPLOYERS (*)                                                              1,890                       1,190
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S76    WORKERS (*)                                                                2,873                       3,196
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S77    COMMON SHARES (*)                                                    497,709,214                 474,621,611
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S78    REPURCHASED SHARES (*)                                                         0                           0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S101   RESTRICTED CASH                                                                0                           0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  S102   NET DEBT OF NON CONSOLIDATED COMPANIES                                         0                           0
---------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                 FROM JANUARY 1 TO DECEMBER 31 OF 2008 AND 2007
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                 CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r01 NET SALES                                                       35,187,057      100       24,106,094       100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r02 COST OF SALES                                                   29,584,947       84       20,498,918        85
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r03 GROSS PROFIT                                                     5,602,110       16        3,607,176        15
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r04 OPERATING EXPENSES                                               2,407,399        7        1,423,159         6
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r05 OPERATING INCOME                                                 3,194,711        9        2,184,017         9
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r08 OTHER INCOME AND (EXPENSE), NET                                   (45,275)        0           21,329         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r06 COMPREHENSIVE FINANCING RESULT                                   (125,494)        0           40,503         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r12 EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0        0                0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r48 NON ORDINARY ITEMS                                                       0        0                0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r09 INCOME BEFORE INCOME TAXES                                       3,023,942        9        2,245,849         9
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r10 INCOME TAXES                                                       894,615        3          620,674         3
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r11 INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                     2,129,327        6        1,625,175         7
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r14 DISCONTINUED OPERATIONS                                                  0        0                0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r18 NET CONSOLIDATED INCOME                                          2,129,327        6        1,625,175         7
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r19 NET INCOME OF MINORITY INTEREST                                    121,153        0           96,118         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     r20 NET INCOME OF MAJORITY INTEREST                                  2,008,174        6        1,529,057         6
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r01    NET SALES                                                       35,187,057       100      24,106,094       100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r21    DOMESTIC                                                        10,715,511        30       7,075,267        29
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r22    FOREIGN                                                         24,471,546        70      17,030,827        71
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r23    TRANSLATED INTO DOLLARS (***)                                    2,198,590                 1,564,695
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r08    OTHER INCOME AND (EXPENSE), NET                                   (45,275)       100          21,329       100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r49    OTHER INCOME AND (EXPENSE), NET                                     37,725      (83)          21,329       100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r34    EMPLOYEES' PROFIT SHARING EXPENSES                                  83,000     (183)               0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r35    DEFERRED EMPLOYEES' PROFIT SHARING                                       0         0               0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r06    COMPREHENSIVE FINANCING RESULT                                   (125,494)       100          40,503       100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r24    INTEREST EXPENSE                                                    43,168      (34)          24,585        61
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r42    GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0         0               0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r45    OTHER FINANCE COSTS                                                      0         0               0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r26    INTEREST INCOME                                                    120,526      (96)         297,898       735
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r46    OTHER FINANCIAL PRODUCTS                                                 0         0               0         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r25    FOREIGN EXCHANGE GAIN (LOSS), NET                                (202,852)       162        (37,879)      (94)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r28    RESULT FROM MONETARY POSITION                                            0         0       (194,931)     (481)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r10    INCOME TAXES                                                       894,615       100         620,674       100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r32    INCOME TAX                                                         866,600        97         111,522        18
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r33    DEFERRED INCOME TAX                                                 28,015         3         509,152        82
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r36    TOTAL SALES                                                           35,620,656                24,593,431
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r37    TAX RESULT FOR THE YEAR                                                        0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r38    NET SALES (**)                                                        35,187,057                24,106,094
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r39    OPERATION INCOME (**)                                                  3,194,711                 2,184,017
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r40    NET INCOME OF MAJORITY INTEREST (**)                                   2,008,174                 1,529,057
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r41    NET CONSOLIDATED INCOME (**)                                           2,129,327                 1,625,175
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                  858,464                   549,256
---------------------------------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                 FROM OCTOBER 1 TO DECEMBER 31 OF 2008 AND 2007
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                 CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r01   NET SALES                                                        7,619,725       100       5,824,351      100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r02   COST OF SALES                                                    7,115,480        93       5,435,842       93
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r03   GROSS PROFIT                                                       504,246         7         388,509        7
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r04   OPERATING EXPENSES                                               1,049,865        14         352,024        6
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r05   OPERATING INCOME                                                 (545,620)       (7)          36,485        1
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r08   OTHER INCOME AND (EXPENSE), NET                                   (98,226)       (1)        (24,331)        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r06   COMPREHENSIVE FINANCING RESULT                                     108,020         1       (167,318)      (3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r12   EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r48   NON ORDINARY ITEMS                                                       0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r09   INCOME BEFORE INCOME TAXES                                       (535,826)       (7)       (155,164)      (3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r10   INCOME TAXES                                                     (314,000)       (4)       (119,559)      (2)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r11   INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                     (221,826)       (3)        (35,605)        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r14   DISCONTINUED OPERATIONS                                                  0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r18   NET CONSOLIDATED INCOME                                          (221,826)       (3)        (35,605)        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r19   NET INCOME OF MINORITY INTEREST                                  (489,265)       (6)       (140,009)      (2)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
   r20   NET INCOME OF MAJORITY INTEREST                                    267,439         4         104,404        2
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   R
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT         %          AMOUNT         %
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt01   NET SALES                                                        7,619,725       100       5,824,351      100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt21   DOMESTIC                                                         2,636,980        35       1,559,961       27
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt22   FOREIGN                                                          4,982,745        65       4,264,390       73
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt23   TRANSLATED INTO DOLLARS (***)                                      338,726                   420,709
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt08   OTHER INCOME AND (EXPENSE), NET                                   (98,226)       100        (24,331)      100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt49   OTHER INCOME AND (EXPENSE), NET                                   (23,916)        24        (24,331)      100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt34   EMPLOYEES' PROFIT SHARING EXPENSES                                  74,310       (76)              0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt35   DEFERRED EMPLOYEES' PROFIT SHARING                                       0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt06   COMPREHENSIVE FINANCING RESULT                                     108,020       100       (167,318)      100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt24   INTEREST EXPENSE                                                    13,950        13           5,120        6
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt42   GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt45   OTHER FINANCE COSTS                                                      0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt26   INTEREST INCOME                                                     10,401        10          60,589      109
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt46   OTHER FINANCIAL PRODUCTS                                                 0         0               0        0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt25   FOREIGN EXCHANGE GAIN (LOSS), NET                                  111,569       103        (35,465)       21
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt28   RESULT FROM MONETARY POSITION                                            0         0       (187,322)      112
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt10   INCOME TAXES                                                     (314,000)       100       (119,559)      100
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt32   INCOME TAX                                                         428,864     (137)       (158,241)      132
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  rt33   DEFERRED INCOME TAX                                              (742,864)       237          38,682     (32)
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------------
   REF                                        CONCEPTS                                       CURRENT YEAR    PREVIOUS YEAR
    RT
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                AMOUNT           AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
   rt47   OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES                              428,367          169,880
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO DECEMBER 31 OF 2008 AND 2007
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c01    CONSOLIDATED NET INCOME                                              2,129,327                 1,625,175
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                  886,479                 1,062,983
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c03    RESOURCES FROM NET INCOME FOR THE YEAR                               3,015,806                 2,688,158
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                            (1,486,692)                 (304,274)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c05    RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES               1,529,114                 2,383,884
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                               3,493                 (128,292)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                           1,169,156                 2,420,726
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                           1,172,649                 2,292,434
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES             (8,512,214)                 (484,181)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS         (5,810,451)                 4,192,137
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD           6,396,155                 2,204,018
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                   585,704                 6,396,155
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                     886,479                 1,062,983
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                                858,464                   549,256
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c41    + (-) OTHER ITEMS                                                          28,015                   513,727
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                               (1,486,692)                 (304,274)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                         (98,190)                 (237,795)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c19    + (-) DECREASE (INCREASE) IN INVENTORIES                              (3,245,580)                   123,835
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE                     83,233                 (274,808)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                                    946,764                   255,378
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                            827,081                 (170,884)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                                  3,493                 (128,292)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c23    + BANK FINANCING                                                        1,334,129                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c24    + STOCK MARKET FINANCING                                                      773                     (124)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c25    + DIVIDEND RECEIVED                                                             0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c26    OTHER FINANCING                                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c27    BANK FINANCING AMORTIZATION                                           (1,325,329)                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c28    (-) STOCK MARKET FINANCING AMORTIZATION                                         0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c29    (-) OTHER FINANCING AMORTIZATION                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c42    + (-) OTHER ITEMS                                                         (6,080)                 (128,168)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  C07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                              1,169,156                 2,420,726
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                112,269                   267,015
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c31    (-) DIVIDENDS PAID                                                              0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c32    + PREMIUM ON ISSUANCE OF SHARES                                         1,056,887                 2,153,711
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c43    + (-) OTHER ITEMS                                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                (8,512,214)                 (484,181)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c34    + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS                    (8,645,586)                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                        (502,196)                 (485,668)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                           0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c37    + SALE OF OTHER PERMANENT INVESTMENTS                                           0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c38    + SALE OF TANGIBLE FIXED ASSETS                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  c39    + (-) OTHER ITEMS                                                         635,568                     1,487
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                 FROM JANUARY 1 TO DECEMBER 31 OF 2008 AND 2007
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         ACTIVITIES OF OPERATION
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e01    INCOME (LOSS) BEFORE INCOME TAXES                                      3,023,942                 2,245,849
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                              737,938                   207,925
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                               43,168                    24,585
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e05    CASH FLOW BEFORE INCOME TAX                                            3,805,048                 2,478,359
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                              (2,354,592)                 (479,260)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e07    CASH FLOW PROVIDED OF OPERATING ACTIVITIES                             1,450,456                 1,999,099
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         INVESTMENT ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                              (9,074,002)                 (198,309)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e09    CASH FLOW AFTER INVESTING ACTIVITIES                                 (7,623,546)                 1,800,790
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FROM FINANCING ACTIVITIES                                     1,121,980                 2,397,504
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                 (6,501,566)                 4,198,294
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                    691,115                   (6,171)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e13    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                   6,396,155                 2,204,032
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e14    CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                           585,704                 6,396,155
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                      CURRENT YEAR              PREVIOUS YEAR
   C
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                    AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e02    + (-) ITEMS NOT REQUIRING CASH                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e15    + ESTIMATES FOR THE PERIOD                                                       0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e16    + PROVISIONS FOR THE PERIOD                                                      0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e17    + (-) OTHER UNREALIZED ITEMS                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                737,938                   207,925
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e18    +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                           858,464                   505,823
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e19    (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                         0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e20    + IMPAIRMENT LOSS                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e21    (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                         0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e22    (-) DIVIDENDS RECEIVED                                                           0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e23    (-) INTEREST INCOME                                                      (120,526)                 (297,898)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e24    (-) + OTHER ITEMS                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                 43,168                    24,585
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e25    + ACCRUED INTEREST                                                          43,168                    24,585
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e26    + (-) OTHER ITEMS                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e06    CASH FLOW PROVIDED OR USED IN OPERATION                                (2,354,592)                 (479,260)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e27    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                          (98,190)                 (237,795)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e28    + (-) DECREASE (INCREASE) IN INVENTORIES                               (3,245,581)                   123,835
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e29    + (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                       83,233                 (274,808)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e30    + (-) INCREASE DECREASE IN SUPPLIERS                                       946,764                   255,378
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e31    + (-)INCREASE DECREASE IN OTHER LIABILITIES                                633,036                 (170,884)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e32    + (-) INCOME TAXES PAID OR RETURNED                                      (673,854)                 (174,986)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                (9,074,002)                 (198,309)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e33    (-) PERMANENT INVESTMENT IN SHARES                                     (8,645,763)                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                                  0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e35    (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                           (502,196)                 (485,668)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e36    + SALE OF PROPERTY PLANT AND EQUIPMENT                                           0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e37    (-) INVESTMENT IN INTANGIBLE ASSETS                                              0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e38    + DISPOSITION OF INTANGIBLE ASSETS                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e39    + OTHER PERMANENT INVESTMENTS                                                    0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e40    + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e41    + DIVIDEND RECEIVED                                                              0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e42    + INTEREST RECEIVED                                                        120,526                   297,898
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e43    + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                      0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e44    + (-) OTHER ITEMS                                                         (46,569)                  (10,539)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e10    NET CASH FROM FINANCING ACTIVITIES                                       1,121,980                 2,397,504
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e45    + BANK FINANCING                                                         1,325,329                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e46    + STOCK MARKET FINANCING                                                       773                     (124)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e47    + OTHER FINANCING                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e48    (-) BANK FINANCING AMORTIZATION                                        (1,325,329)                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e49    (-) STOCK MARKET FINANCING AMORTIZATION                                          0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e50    (-) OTHER FINANCING AMORTIZATION                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e51    + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                112,269                   267,015
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e52    (-) DIVIDENDS PAID                                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e53    + PREMIUM ON ISSUANCE OF SHARES                                          1,056,887                 2,153,711
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e54    + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e55    (-) INTEREST EXPENSE                                                      (41,869)                  (24,585)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e56    (-) REPURCHASE OF SHARES                                                         0                         0
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  e57    + (-) OTHER ITEMS                                                          (6,080)                     1,487
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 4.14                    $ 3.27
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON
         SHARE (**)                                                             $ 4.14                    $ 3.27
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER
         SHARE (**)                                                             $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d08    CARRYING VALUE PER SHARE                                               $37.33                    $31.31
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d11    MARKET PRICE TO CARRYING VALUE                                           0.61 times                1.24 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                          5.47 times                11.84 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         YIELD
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p01    NET INCOME TO NET SALES                                                 6.05%                     6.74%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                 9.80%                     9.42%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p03    NET INCOME TO TOTAL ASSETS (**)                                         6.98%                     7.12%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                           0.00%                   (11.99%)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p06    NET SALES TO NET ASSETS (**)                                         1.15 times                1.06 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p07    NET SALES TO FIXED ASSETS (**)                                       3.55 times                3.05 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p08    INVENTORIES TURNOVER (**)                                            3.33 times                4.16 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   27 days                   32 days
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       3.36%                    749.09%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      28.80%                    24.47%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.40 times                0.32 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      43.66%                    42.02%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.09%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p15    OPERATING INCOME TO INTEREST PAID                                    74.01 times               88.84 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p16    NET SALES TO TOTAL LIABILITIES (**)                                  4.00 times                4.31 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.44 times                5.05 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 0.81 times                3.33 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.51 times                2.59 times
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                10.76%                    223.63%
---------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                              QUARTER: 4   YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DIRECTOR REPORT

                                                                    CONSOLIDATED

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San; as of December 31, 2008, Simec registered the adjustment of the intangible assets and we are in the process to determining the adjustment of the fixed assets.


Year Ended December 31, 2008 compared to Year Ended December 31, 2007


Net Sales

Net sales increased 46% to Ps. 35,187 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,666 million) compared to Ps. 24,106 million in 2007. Shipments of finished steel products increased 9% to 2 million 924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons) compared to 2 million 693 thousand tons in 2007. Total sales outside of Mexico in 2008 increased 44% to Ps. 24,472 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 98 million) compared with Ps. 17,031 million in 2007, while total

Mexican sales increased 51% from Ps. 7,075 million in 2007 to Ps. 10,715 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,496 million). The increase in sales can be explained due to higher shipments during 2008, compared with 2007 (231,000 tons increase) and 34% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 44% from Ps. 20,499 million in 2007 to Ps. 29,585 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,340 million). Direct cost of sales as a percentage of net sales represented 84% in 2008 compared to 85% in 2007. The increase in the direct cost of sales is attributable mainly to an increase of 33% in the average cost of raw materials used to produce steel products in 2008 versus 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 9% increase in shipments.

Gross Profit

Gross profit in 2008 was Ps. 5,602 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 1,326 million) compared to Ps. 3,607 million in 2007. Gross profit as a percentage of net sales in 2008 was 16% compared to 15% in 2007. This increase in gross profit was principally due to an increase of 9% in sales volume.

Operating Expenses

Operating expenses increased 69% to Ps. 2,407 million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 605 million and the amortization of the intangible assets of Ps. 241 million registered by the acquisition of Grupo San) compared to Ps. 1,423 million in 2007 and represented 7% of net sales in 2008 and 6% of net sales in 2007.

Operating Profit

Operating profit increased 46% to Ps. 3,195 million in 2008 (including the operating profit from the newly acquired plants of Grupo San of Ps. 721 million) compared to Ps. 2,184 million in 2007. Operating profit as a percentage of net sales was 9% in 2008 compared to 9% in 2007. The increase in the operating profit was due principally to an increase of 9% in sales volume and an increase of 34% in the average price of steel products.

Comprehensive Financial Cost

Comprehensive financial cost in 2008 represented an expense of Ps. 126 million compared with a gain of Ps. 41 million in 2007. Net interest income was Ps. 77 million in 2008 compared with net interest income of Ps. 274 million in 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 203 million in 2008 compared with an exchange loss of Ps. 38 million in 2007, reflecting a 25% increase in the value of the dollar versus the peso as of December 31, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 38 million in 2008 compared to other income net of Ps. 21 million in 2007.

Income Taxes

Income Taxes recorded Ps. 978 million in 2008 (including Ps. 28 million of deferred income taxes) compared to Ps. 621 million in 2007 (including Ps. 509 million of deferred income taxes).

Net Profit

As a result of the foregoing, net profit increased by 31% to Ps. 2,219 million in 2008 from Ps. 1,625 million in 2007.

Liquidity and Capital Resources

As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882). As of December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 from 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2007 was U.S. $363,703).


Net resources provided by operations were Ps. 1,487 million in 2008 versus Ps. 2,384 million of net resources provided by operations in 2007. Net resources provided by financing activities were Ps. 1,173 million in 2008 (which amount includes the capital increase of Ps. 1,169 million in July 2008) versus Ps. 2,292 million of net resources provided by financing activities in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 8,512 million in 2008 (which amount includes Ps. 8,440 million used in the acquisition of Grupo
San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 484 million in 2007.


Comparative Fourth Quarter 2008 vs. Third Quarter 2008


Net Sales

Net sales decreased 28% from Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million) to Ps. 7,620 million for the fourth quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,080 million). Sales in tons of finished steel decreased 29% to 567 thousand tons in the fourth quarter 2008 compared with 795 thousand tons in the third quarter 2008. The total sales outside of Mexico for the fourth quarter 2008 decreased 32% to Ps. 4,983 million compared with Ps. 7,317 million for the third quarter 2008. Total Mexican sales decreased 18% to Ps. 2,637 million in the fourth quarter 2008 from Ps. 3,216 million in the third quarter 2008. Prices of finished products sold in the fourth quarter 2008 increased approximately 1% compared to the third quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 18% from Ps. 8,726 million in the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million) to Ps. 7,116 million for the fourth quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 369 million). With respect to sales, in the fourth quarter 2008, the direct cost of sales represents 93% compared to 83% for the third quarter 2008. The average cost of raw materials used to produce steel products increased 14% in the fourth quarter 2008 versus the third quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2008 decreased 72% to Ps. 504 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 710 million) compared to Ps. 1,807 million in the third quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million). The gross profit as a percentage of net sales for the fourth quarter 2008 was 7% compared with 17% for the third quarter 2008. The decrease in gross profit was principally due to the increases in the price of scrap and certain other raw materials and the decrease in tons shipped.

Operating Expenses

Operating expenses increased 86% to Ps. 1,050 million in the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 403 million and the amortization of Ps. 241 of the intangible assets determined in the acquisition of Grupo San) compared to Ps. 564 million for the third quarter

2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 149 million). Operating expenses as a percentage of net sales represented 14% during the fourth quarter 2008 compared to 5% in the third quarter 2008.

Operating Profit

Operating profit was Ps. 1,243 million in the third quarter 2008 (including the operating profit from the newly acquired plants of Grupo San of Ps. 261 million) compared to an operating loss of Ps. 546 million for the fourth quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 307 million). The operating loss as a percentage of net sales in the fourth quarter 2008 was 7% compared to 12% of operating profit in the third quarter 2008. The operating loss was principally due to the decrease in tons shipped and the increases in the price of scrap and certain other raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2008 represented an income of Ps. 108 million compared with Ps. 25 million of income for the third quarter 2008. Net interest expense was Ps. 4 million in the fourth quarter 2008 compared with Ps. 11 million of net interest income in the third quarter 2008. At the same time, we registered an exchange gain of Ps. 112 million in the fourth quarter 2008 compared with an exchange gain of Ps. 36 million in the third quarter 2008.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 98 million in the fourth quarter 2008 compared with other income net of Ps. 49 million for the third quarter 2008.

Income Taxes

Income taxes for the fourth quarter 2008 was an income of Ps. 314 million compared to Ps. 483 million of expense for the third quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 834 million in the third quarter 2008 compared to Ps. 222 million of net loss in the fourth quarter 2008.


Comparative Fourth Quarter 2008 vs. Fourth Quarter 2007


Net Sales

Net sales increased 31% from Ps. 5,824 million for the fourth quarter 2007 compared with Ps. 7,620 million for the same period in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,080 million). Sales in tons of finished steel decreased 16% to 567 thousand tons in the fourth quarter 2008 compared with 675 thousand tons in the same period 2007. The total sales outside of Mexico for the fourth quarter 2008 increased 17% to Ps. 4,983 million compared with Ps. 4,264 million for the same period 2007. Total Mexican sales increased 69% to Ps. 2,637 million in the fourth quarter 2008 from Ps. 1,560 millions in the same period 2007. Prices of finished products sold in the fourth quarter 2008 increased approximately by 56% compared to the fourth quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 31% from Ps. 5,436 million in the fourth quarter 2007 to Ps. 7,116 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 369 million). With respect to sales, in the fourth quarter 2008, the direct cost of sales represents 93% compared to 93% for the same period 2007. The average cost of raw materials used to produce steel products increased 56% in the fourth quarter 2008 versus the fourth quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2008 increased 30% to Ps. 504 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 710 million) compared to Ps. 388 million in the same period 2007. The gross profit as a percentage of net sales for the fourth quarter 2008 was 7% compared with 7% for the same period 2007. The increase in gross profit was principally due to the increase in tons shipped.

Operating Expenses

Operating expenses increased 198% to Ps. 1,050 million in the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 403 million and the amortization of Ps. 241 of the intangible assets determined in the acquisition of Grupo San) compared to Ps. 352 million for the same period 2007. Operating expenses as a percentage of net sales represented 14% during the fourth quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit was Ps. 36 million in the fourth quarter 2007 compared to Ps. 546 million of loss for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 307 million). The operating loss as a percentage of net sales in the fourth quarter 2008 was 7% compared to 1% of operating profit in the same period 2007.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2008 represented a gain of Ps. 108 million compared with an expense of Ps. 168 million for the fourth quarter 2007. Net interest expense was Ps. 4 million in the fourth quarter 2008 compared with Ps. 55 million of net interest income in the fourth quarter 2007. At the same time, we registered an exchange gain of Ps. 112 million in the fourth quarter 2008 compared with an exchange loss of Ps. 36 million in the fourth quarter 2007.

Other Expenses (Income) net

The company recorded other expenses net of Ps. 98 million for the fourth quarter 2008 compared with other expenses net of Ps. 24 million for the same period 2007.

Income Taxes

Income taxes for the fourth quarter 2008 decreased to Ps. 314 million compared to a decrease of Ps. 120 million for the same period 2007.

Net Profit

As a result of the foregoing, net loss was Ps. 222 million in the fourth quarter 2008 compared to Ps. 36 million of net loss in the fourth quarter 2007.


------------------------------------------------------------------------------
                          Twelve months       Twelve months         2008
                       ended December 31,  ended December 31,       vs.
                              2008                2007              2007
------------------------------------------------------------------------------
Sales                        35,187             24,106              46%
------------------------------------------------------------------------------
Cost of Sales                29,585             20,499              44%
------------------------------------------------------------------------------
Gross Profit                  5,602              3,607              55%
------------------------------------------------------------------------------
Operating Expenses            2,407              1,423              69%
------------------------------------------------------------------------------
Operating Profit              3,195              2,184              46%
------------------------------------------------------------------------------
EBITDA                        4,053              2,733              48%
------------------------------------------------------------------------------
Net Profit                    2,129              1,625              31%
------------------------------------------------------------------------------
Sales Outside Mexico         24,472             17,031              44%
------------------------------------------------------------------------------
Sales in Mexico              10,715              7,075              51%
------------------------------------------------------------------------------
Total Sales (tons)            2,924              2,693               9%
------------------------------------------------------------------------------

                                                                                4Q08 vs.       4Q08 vs.
 (Millions of pesos)            4Q08               3Q08            4Q07          3Q08            4Q07

Sales                          7,620              10,533          5,824          (28%)            31%
------------------------------------------------------------------------------------------------------------
Cost of Sales                  7,116               8,726          5,436          (18%)            31%
------------------------------------------------------------------------------------------------------------
Gross Profit                    504                1,807           388           (72%)            30%
------------------------------------------------------------------------------------------------------------
Operating Expenses             1,050                564            352            86%            198%
------------------------------------------------------------------------------------------------------------
Operating Profit               (546)               1,243            36           (144%)        (1,617%)
------------------------------------------------------------------------------------------------------------
EBITDA                         (118)               1,407           206           (108%)         (157%)
------------------------------------------------------------------------------------------------------------
Net Profit                     (222)                834            (36)          (127%)          517%
------------------------------------------------------------------------------------------------------------
Sales Outside Mexico           4,983               7,317          4,264          (32%)            17%
------------------------------------------------------------------------------------------------------------
Sales in Mexico                2,637               3,216          1,560          (18%)            69%
------------------------------------------------------------------------------------------------------------
Total Sales (tons)              567                 795            675           (29%)           (16%)
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                      Thousands      Millions    Average      Thousands     Millions     Average
                      of tons        of pesos    price per    of tons       of pesos     price per
                      twelve         twelve      ton twelve   twelve        twelve       ton twelve
                      months         months      months       months        months       months
                      ended          ended       ended        ended         ended        ended
                      December       December    December     December      December     December
Product               31, 2008       31, 2008    31, 2008     31, 2007      31, 2007     31, 2007
------------------------------------------------------------------------------------------------------
SBQ                   2,034          26,165      12,864       1,946         18,419       9,465
------------------------------------------------------------------------------------------------------
Light Structural      172            1,787       10,391       276           2,162        7,834
------------------------------------------------------------------------------------------------------
Structural            183            1,979       10,815       216           1,752        8,112
------------------------------------------------------------------------------------------------------
Rebar                 467            4,408       9,439        250           1,703        6,810
------------------------------------------------------------------------------------------------------
Others                68             847         0            5             70           0
------------------------------------------------------------------------------------------------------
Total                 2,924          35,187      12,034       2,693         24,106       8,951
------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                             Thousands   Millions   Average     Thousands   Millions    Average
                      Thousands of   Millions    Average         of         of     price per       of         of       price per
                         tons        of pesos   price per       tons      pesos        ton        tons       pesos       ton
Product                  4Q08          4Q08      ton 4Q08       3Q08       3Q08       3Q08        4Q07       4Q07        4Q07
----------------------------------------------------------------------------------------------------------------------------------
SBQ                       335        5,435        16,224        555       7,858       14,159       497      4,524        9,102
----------------------------------------------------------------------------------------------------------------------------------
Light Structural          30           339        11,302         41         482       11,756        59       457         7,754
----------------------------------------------------------------------------------------------------------------------------------
Structural                33           371        11,243         40         488       12,200        45       357         7,930
----------------------------------------------------------------------------------------------------------------------------------
Rebar                     146        1,210        8,287         127       1,324       10,425        70       456         6,510
----------------------------------------------------------------------------------------------------------------------------------
Others                    23           265          0            32         381         0           4        31            0
----------------------------------------------------------------------------------------------------------------------------------
Total                     567        7,620        13,439        795      10,533       13,249       675      5,824        8,629
----------------------------------------------------------------------------------------------------------------------------------


Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions, which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF).

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Compania Siderurgica de California, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

o     SimRep Corporation and PAV Republic and Subsidiaries

o     Corporacion Aceros DM, S.A. de C.V.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of December 31, 2008 are as follows:

                                                                   Years
                                                                   -----
        Buildings ..........................................     15 to 50
        Machinery and equipment ............................     10 to 40
        Buildings and improvements (Republic) ..............     10 to 25
        Land improvements (Republic) .......................      5 to 25
        Machinery and equipment (Republic) .................      5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2008 sales to five customers accounted for approximately 29.8% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882). As of December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 from 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2007 was U.S. $363,703).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 13,320 (U.S. $983,875) at December 31, 2008, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        RELATIONS OF SHARES INVESTMENTS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                   COMPANY NAME                               MAIN ACTIVITIES               NUMBER OF         OWNERSHIP
                                                                                              SHARES
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Cia Siderurgica de Guadalajara                                  Sub-Holding                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Simec International                                Production and sales of steel products                              99.99
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                  Production and sales of steel products                              100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                 Scrap purchase                                          100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                  Rent of land                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad         Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                    Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                        Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                          Scrap purchase                                           99.99
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                    Freight services                                         100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                      Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de
Tlaxcala                                                  Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica        Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SimRep                                                          Sub-Holding                                            50.22
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PAV Republic                                           Production and sales of steel products                          50.22
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                             Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                    Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                            Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Corporacion Aceros DM                                Production and sales of steel products                           100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Productos Siderurgicos Tlaxcala                           Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora MSAN                                     Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora Aceros DM                                Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Promotora de Aceros San Luis                              Sales of steel products                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                           0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                            0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

TOTAL                                                                                                                      0
-----------------------------------------------------------------------------------------------------------------------------


NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

----------------------------------------------------------------------------------------------------------------------------------
              Amortization   Rate of               Denominated in Pesos                   Denominated in Foreign Currency
                 Date        Interest              (Thousands of Pesos)                        (Thousands of Pesos)
----------------------------------------------------------------------------------------------------------------------------------
Credit Type /
Institution                                            Time Interval                                Time Interval
----------------------------------------------------------------------------------------------------------------------------------
                                                                           Until                                            Until
                                                Until Until  Until  Until    5                  Until  Until  Until  Until     5
                                      Current     1     2      3      4    Years      Current     1      2      3      4    Years
                                        Year    Year  Years  Years  Years    or        Year      Year  Years  Years  Years    or
                                                                            More                                             More
----------------------------------------------------------------------------------------------------------------------------------
BANKS
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                             Libor
GE Capital      20/05/2010   + 0.25                                                                 0 8,800
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                   0     0      0      0      0      0        0          0      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

LISTED IN THE
STOCK EXCHANGE
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

UNSECURED DEBT
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Medium Term
Notes           15/12/1998       9.33         0     0      0      0      0      0    4,055          0      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

TOTAL STOCK
EXCHANGE                                      0     0      0      0      0      0    4,055          0      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

SUPPLIERS
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Various                                 528,828     0      0      0      0      0        0  2,938,722      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                         528,828            0      0      0      0        0  2,938,722      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

OTHER LOANS
WITH COST
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

TOTAL                                         0     0      0      0      0      0        0          0      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT COST
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Various                                 706,466     0      0      0      0      0        0    887,343      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   706,466     0      0      0      0      0        0    887,343      0      0      0      0
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                 1,235,294     0      0      0      0      0    4,055  3,826,065  8,800      0      0      0
----------------------------------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2008 was Ps. 13.5383

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                                                    DOLLARS                       OTHER CURRENCIES               TOTAL
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
      FOREIGN CURRENCY POSITION          THOUSANDS OF     THOUSANDS OF     THOUSANDS OF     THOUSANDS OF      THOUSANDS OF
                                           DOLLARS           PESOS           DOLLARS            PESOS            PESOS
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                160,913        2,178,506                1                19        2,178,525
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                        283,049        3,830,997              586             7,923        3,838,920
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION             282,399        3,822,197              586             7,923        3,830,120
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                  650            8,800                0                 0            8,800
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                               (122,136)      (1,652,491)            (585)           (7,904)      (1,660,395)
-----------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2008 WAS PS. 13.5383

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS

                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

            A) Current assets to current liabilities must be 1.0 times or more.

            B) Total liabilities to total assets do not be more than 0.60.

            C) Operating  income plus items added to income which do not require using cash must be 2.0 times or more.

            This notes was offered in the international market.


                      ACTUAL SITUATION OF FINANCIAL LIMITED


            MEDIUM TERM NOTES

            A) Accomplished the actual situation is 2.45 times.

            B) Accomplished the actual situation is 0.29

            C) Accomplished the actual situation is 93.89

            As of December 31, 2008, the remaining balance of the MTNs not exchanged amounts to Ps. 4,055 ($302,000 dollars).


            C.P. Jose Flores Flores
            Chief Financial Officer


                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                PLANT OR CENTER                            ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS        480              77.60
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS       250              75.77
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE              SALE OF STEEL PRODUCTS                          0                0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS       460              82.13
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                         1,380             64.20
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                         1,150             76.50
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS        840              71.10
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS        600              75.40
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS        125              74.30
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS        70               46.90
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS        60               51.10
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         DOMESTIC
      DOMESTIC           MAIN SUPPLIERS          FOREIGN          MAIN SUPPLIERS       SUBSTITUTION     COST PRODUCTION (%)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                                SCRAP                  VARIOUS                 NO                 10.20
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SCRAP                      VARIOUS           PLANTS IN MEXICO                               YES                51.46
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                                COKE                   VARIOUS                 NO                 26.50
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                                PELLETS                VARIOUS                 NO                  5.30
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
FERROALLOYS                VARIOUS           PLANTS IN MEXICO                               YES                 6.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                                FERROALLOYS            VARIOUS                 NO                  7.76
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
ELECTRODES                 VARIOUS           PLANTS IN MEXICO       VARIOUS                 YES                 1.10
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                                ELECTRODES             VARIOUS                 NO                  1.79
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SALES DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SALES

-----------------------------------------------------------------------------------------------------------------------------
                  MAIN PRODUCTS                               NET SALES                         MAIN DESTINATION
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                     VOLUME           AMOUNT            TRADEMARKS           CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                     143           1,562,615
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                      55             601,003
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
REBAR                                                   378           3,638,583
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                                 81             801,724
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                              304           3,264,473
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
OTHER                                                     4             226,303
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
BILLET                                                   26             210,347
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
MALLA                                                    17             178,614
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CASTILLOS                                                 6              76,093
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
ALAMBRON                                                 15             155,756
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                10,715,511
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
FOREIGN SALES                                                        24,471,546
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                35,187,057
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SALES DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SALES

-----------------------------------------------------------------------------------------------------------------------------
              MAIN PRODUCTS                               NET SALES                                   MAIN
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                 VOLUME              AMOUNT             TRADEMARKS           CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
EXPORTS
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                 40             416,458
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                 21             203,603
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
REBAR                                               89             769,551
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                          43             496,084
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                            15             180,986
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
BILLET                                               0                   0
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

FOREIGN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                                    944          12,754,052
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                                 131           2,390,303
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS
                                                   350           3,991,389
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS
                                                   262           3,269,120
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                           24,471,546
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2008, ARE:

  PROJECTS IN PROGRESS                                TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                           195,561
PROJECTS IN MEXICALI                                           158,993
PROJECTS IN TLAXCALA                                            18,154
PROJECTS IN GUADALAJARA                                         10,674
PROJECTS IN SAN LUIS (GRUPO SAN)                                 3,330
                                                               -------
TOTAL INVESTMENT AT
DECEMBER 31, 2008                                              386,712
                                                               =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

   TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF
             FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for assets and liabilities.

- Applying the prevailing historical exchange rate for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

-----------------------------------------------------------------------------------------------------------------------------
  SERIES    NOMINAL     VALID                            NUMBER OF SHARES                                CAPITAL STOCK
             VALUE      COUPON                                                                       (Thousands of Pesos)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                          FIXED      VARIABLE                            FREE
                                         PORTION      PORTION         MEXICAN         SUBSCRIPTION      FIXED       VARIABLE
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
    B                                 90,850,050     406,859,164           0           497,709,214      441,786    1,978,444
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL                               90,850,050     406,859,164           0           497,709,214      441,786    1,978,444
-----------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214
-------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

R20: PRO FORMA FINANCIAL INFORMATION

      The following combined pro forma financial information (unaudited) is based on the Company's historical financial statements, adjusted to include the effects of the acquisition of Grupo San.

      The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2008 and 2007, respectively, and is based on the available information and certain assumptions that management considered reasonable.

      The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company's results of operations.

                                            Year ended           Year ended
                                           December 31,         December 31,
                                           ------------         ------------
                                               2008                 2007
                                           ------------         ------------
          Net sales                     Ps.      37,871      Ps.       28,899
          Marginal profit                         7,586                 4,635
          Net income                    Ps.       2,552      Ps.        2,224
                                           ------------         ------------
          Earnings per share                       5.26                  4.60
                                           ============         =============

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                            QUARTER: 4     YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

              DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR
                   THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.


   ING LUIS GARCIA LIMON                               C.P. JOSE FLORES FLORES
   CHIEF EXECUTIVE OFFICER                             CHIEF FINANCIAL OFFICER


                    GUADALAJARA, JAL, AT FEBRUARY 27 OF 2009.